UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui

Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Registered Follow-on Offering

On December 6, 2023 (the “Closing Date”), U Power Limited (the “Company”), closed its registered follow-on offering in connection with the offering and sale (the “Offering”) of 10,000,000 units (the “Units,” and each a “Unit”), consisting of an aggregate of (a) 10,000,000 ordinary shares (“Ordinary Shares”), par value US$0.0000001 per share of the Company, (b) 10,000,000 warrants (the “Series A Warrants”), and (c) 10,000,000 warrants (the “Series B Warrants”). The Series A Warrants and the Series B Warrants are referred to collectively as the “Warrants.” The Ordinary Shares underlying the Warrants are referred to collectively as the “Warrant Shares.” Each Unit was priced at $1.20, and the Company generated gross proceeds of $12,000,000, before deducting offering expenses.

The exercise price per share pursuant to the Series A Warrants is $1.20, subject to certain adjustments. The exercise price of the Series A Warrants shall be reset immediately following the thirtieth (30th) trading day following the date of issuance in accordance with the terms thereof. The Series A Warrants are immediately separable and were issued separately in the Offering. The Series A Warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date. No fractional shares will be issued upon exercise of the Series A Warrants.

The exercise price per share pursuant to the Series B Warrants is $1.54 (the closing bid price of the Ordinary Shares on December 1, 2023), subject to certain adjustments. The Series B Warrants are immediately separable and were issued separately in the Offering. The Series B Warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date. No fractional shares will be issued upon exercise of the Series B Warrants.

If, at the time a holder exercises its Warrants, a registration statement registering the issuance or resale of the Warrants Shares under the Securities Act is not then effective or available for the issuance of such Ordinary Shares, then in lieu of making the cash payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise the net number of Ordinary Shares determined according to the formula set forth in the Warrants. In addition to the rights with respect to cashless exercise set forth above, a Series B Warrant holder may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of an “alternative cashless exercise” as provided in the Series B Warrants.

Each of the Warrants is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Offering was conducted pursuant to: (i) a Placement Agency Agreement, dated December 4, 2023 (the “Placement Agency Agreement”), by and between the Company and Univest Securities, LLC, as the placement agent (the “Placement Agent”), and (ii) a Securities Purchase Agreement, dated December 4, 2023 (the “Securities Purchase Agreement”), by and among the Company and several non-affiliated institutional investors. The Company and the Placement Agent have also entered into an Escrow Agreement, dated December 4, 2023 (the “Escrow Agreement”), with Ortoli Rosenstadt LLP, as escrow agent.

Pursuant to the Placement Agency Agreement, the Company agreed that, from December 4, 2023 until one hundred and fifty (150) days thereafter, neither the Company nor any subsidiary of the Company shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or any securities of the Company or the subsidiaries of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for or otherwise entitles the holder thereof to receive Ordinary Shares. The Company further agreed that, from December 4, 2023 until twelve (12) months thereafter, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a “Variable Rate Transaction” as defined in the Placement Agency Agreement.

Furthermore, pursuant to certain Lock-Up Agreements, each of the directors and executive officers of the Company, and existing shareholders holding 5% or more of the Company’s Ordinary Shares (except for Everpine Delta Fund LP) have entered into a similar lock-up agreement for a period of 150 days, subject to certain exceptions, with respect to Ordinary Shares and securities that are substantially similar Ordinary Shares. Everpine Delta Fund LP has entered into a similar lock-up agreement for a period of 90 days, subject to certain exceptions, with respect to the Ordinary Shares and securities that are substantially similar to the Ordinary Shares.

On the Closing Date, the Company deposited three million dollars ($3,000,000) from the proceeds of the Offering (the “Escrow Fund”) into an escrow account established in the Escrow Agreement to cover the economic difference contingent on the “alternative cashless exercise” under the Series B Warrants. The Escrow Fund will be disbursed by the escrow agent pursuant to the terms and conditions of the Escrow Agreement, which will terminate at 5:00 P.M. Eastern Time on the 90th day after December 4, 2023.

Copies of the form of each of the Placement Agent Agreement, the Securities Purchase Agreement, the Escrow Agreement, the Series A Warrant, the Series B Warrant and the Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agent Agreement, Warrants and the Securities Purchase Agreement, the Escrow Agreement and the Lock-Up Agreement are subject to and qualified in their entirety by each such document.

On December 4, 2023, the Company issued a press release announcing the pricing of the Offering. On December 6, the Company issued a press release announcing the closing of the offering. A copy of each of the press releases is attached hereto as Exhibit 99.7, and 99.8, respectively.

Exhibits

Exhibit No.	Description

99.1	Form of the Placement Agency Agreement
99.2	Form of the Securities Purchase Agreement
99.3	Form of the Escrow Agreement
99.4	Form of Series A Warrant
99.5	Form of Series B Warrant
99.6	Form of Lock-Up Agreement
99.7	Pricing Press Release
99.8	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 7, 2023

U POWER LIMITED

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer and Chairman

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